November 5, 2019

Mr. Geoff Kruczek Special Counsel Offices of Electronics and Machinery Division of Corporation Finance Securities and Exchange Commission (the “Commission”) 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated August 29, 2019 regarding Cool Holdings, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed August 19, 2019

File No. 001-32217

Dear Mr. Kruczek:

This letter responds to the comments of the staff of the Commission (the “Staff”) set forth in the August 29, 2019 letter (the “Comment Letter”) regarding the above-referenced amended preliminary proxy statement of Cool Holdings, Inc. (the “Company”).

The Staff’s comments focused primarily on our proposal to modify certain outstanding debt, convertible debt and warrants to purchase shares of common stock of the Company, and its relation to our acquisition of Simply Mac, Inc (“Simply Mac”).  The closing of the Simply Mac acquisition occurred on September 25, 2019 and we have completed certain financing and recapitalization activities, for which we did not seek shareholder approval.

Concurrently with the submission of this letter to the Staff, we have filed a new proxy statement (the “Proxy Statement”).  As reflected in the Proxy Statement, the Company is not seeking shareholder approval for any financing activity or amendment to outstanding debt, convertible debt or warrants.  As such, the Staff’s comments set forth in the Comment Letter are not applicable to the Proxy Statement.

Thank you for your review of this response letter.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (858) 373-1675 or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,

Cool Holdings, Inc.

    /s/ Vernon A. LoForti

Vernon A. LoForti

Chief Financial Officer

cc:   James Guttman, Dorsey & Whitney LLP